Exhibit 99.1

Tenaris Announces 2002 Annual Results

The financial and operational information contained in this press release is based on audited combined consolidated financial statements for periods up to October 18, 2002 and audited consolidated financial statements thereafter prepared in accordance with international accounting standards (IAS) and presented in U.S. dollars.

Luxembourg, March 6, 2003. - Tenaris S.A.(NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”), in its first results since becoming a publicly listed company on December 16, 2002, reported for the year 2002 a net income of US$94.3 million and a net income before deduction of minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer (see below) of US$193.8 million or US$0.17 per share (US$1.67 per ADS). Operating income was US$471.9 million on net sales of US$3,219.4 million. As of December 31, 2002, total assets were US$4,017.4 million, total financial debt was US$715.9 million and net financial debt (total financial debt less cash and cash equivalents less investments in trust funds to support Argentine and Brazilian operations) was US$275.6 million.

Tenaris is a company organized in Luxembourg, whose shares began to be publicly traded on December 16, 2002 following the completion of simultaneous offers to exchange its shares for shares in Siderca S.A.I.C. (“Siderca”), an Argentine company at the time listed on the Buenos Aires and New York stock exchanges, Tubos de Acero de Mexico S.A. (“Tamsa”), a Mexican company listed on the American and Mexican stock exchanges and Dalmine S.p.A. (“Dalmine”), an Italian company listed on the Italian MTA. (“Exchange Offer”). By way of the Exchange Offer, Tenaris increased its holdings in Siderca, Tamsa and Dalmine from 71.3% to 99.1%, 50.8% to 94.5% and 47.2% to 88.4% respectively and issued 450.0 million shares representing 38.8% of its increased share capital. As of December 31, 2002 Tenaris had 1,160.7 million shares outstanding. The financial statements of these companies, their respective subsidiaries and Abeluz S.A., a company to be renamed as Tenaris Global Services S.A. and its subsidiaries (“Tenaris Global Services”) have been consolidated with the financial statements of Tenaris since October 18, 2002, the date on which Tenaris’s controlling shareholder contributed the majority of these assets to Tenaris (“Sidertubes Contribution”), and prior to such date have been retroactively combined with those of Tenaris, because all these companies were previously under common control and have been so since prior to the year 2000. Accordingly, the performance of Tenaris and its business in 2002 can be compared to its performance in 2001 and 2000.

Despite a challenging year for its core seamless pipes business, Tenaris increased revenues, operating income and net income over the respective levels recorded for 2001. This was achieved through an increase in the value of its seamless pipe products which enabled it to increase average selling prices in a difficult pricing environment, a reduction in operating costs in its Argentine subsidiaries following the devaluation of the Argentine peso, the strong performance of its welded pipe business and a near doubling of sales at its small energy business.

Trading Environment and Short-term Outlook

Although oil prices remained at levels which, under typical circumstances, would have been expected to result in sustained levels of investment in oil and gas drilling, global demand for seamless steel pipes fell during 2002 from the strong levels shown in 2001 due to lower levels of oil and gas drilling activity, as indicated by the global rig count, as well as persistently lower levels of industrial production in the principal industrial regions of North America, Europe and Japan. Oil and gas exploration and production activity was affected by increased uncertainty over the future level of oil prices given the possibility of military action against Iraq as well as OPEC production cutbacks. In addition, demand for seamless pipes in Tenaris’s local markets were affected by the political crises in Venezuela and Argentina, the low level of the North American gas price at the start of the main Canadian drilling season although, in Mexico, demand from the oil and gas sector increased particularly towards the end of the year. In contrast, there was strong demand for Tenaris’s welded pipes from major gas pipeline projects in Ecuador, Peru and Bolivia which more than offset the sharp decline of sales in Argentina.

In 2003, the year has begun with a sharp rise in global oil and North American gas prices but even at the current high levels of prices investment in oil and gas exploration and production is not showing significant signs of growth. The uncertainty caused by the prospect of military action against Iraq, and development of its oil and gas reserves thereafter, remains and there are signs that a general recovery in global economic demand will be further postponed, or that there could be a lapse into recession with the situation exacerbated by the run up in oil prices. Demand for seamless pipes in Tenaris’s local markets is showing signs of improvement in Argentina, Mexico and Canada but in Venezuela a national strike brought the oil and gas industry to a virtual halt in January and it will take time for demand to recover. In Italy and Japan, demand continues to be affected by stagnant levels of industrial activity. Demand for Tenaris’s welded pipes remains strong, despite the completion of deliveries to the major gas pipeline projects in Ecuador and Peru that Tenaris supplied in 2002, due to increased demand for oil and gas pipelines in the Brazilian market.

Sales Volumes and Revenues

(metric tons)

Sales volume	2002	2001	Increase/(Decrease)

South America	324,000	490,000	(34%)
North America	401,000	438,000	(8%)
Europe	644,000	715,000	(10%)
Middle East & Africa	522,000	582,000	(10%)
Far East & Oceania	392,000	448,000	(13%)
Total seamless pipes	2,283,000	2,673,000	(15%)
Welded pipes	585,000	432,000	35%
Total steel pipes	2,868,000	3,105,000	(8%)

Sales volumes of seamless pipes decreased by 15% to 2,283,000 tons in 2002 from 2,673,000 tons in 2001. This significant decrease in sales volume reflected the effects of lower oil and gas drilling activity worldwide, the general slowdown in global industrial production, and political and economic developments in Tenaris’s principal South American markets of Argentina and Venezuela.

Sales volumes of welded pipes increased by 35% to 585,000 tons in 2002 from 432,000 in 2001, reflecting a period of high demand for welded pipes in connection with gas pipeline projects in Ecuador, Peru and Bolivia, which more than offset reduced sales in the Argentine market.

Tenaris produced 2,245,000 tons of seamless pipes and 561,000 tons of welded pipes during 2002.

(US$ million)

Net sales	2002	2001	Increase/(Decrease)

Seamless pipes	2,241.4	2,496.5	(10%)
Welded pipes	580.0	432.6	34%
Energy	210.4	113.4	86%
Others	187.6	132.0	42%
Total	3,219.4	3,174.3	1%

[The following table represents a pie chart in the printed material.]

NET SALES BY GEOGRAPHICAL DISTRIBUTION

MIDDLE EAST & AFRICA	16%
FAR EAST & OCEANIA	11%
SOUTH AMERICA	30%
NORTH AMERICA	18%
EUROPE	26%

[The following table represents a pie chart in the printed material.]

NET SALES BY BUSINESS SEGMENTS

ENERGY	7%
OTHERS	6%
WELDED	18%
SEAMLESS	70%

Net sales in 2002 totaled US$3,219.4 million, compared to US$3,174.3 million in 2001. This 1.4% increase resulted from increased sales volumes for welded pipes, increased sales of electricity and natural gas by Dalmine Energie, increased sales of other steel products (principally Sidor’s flat products) by Tenaris Global Services and increased average net sales prices for seamless steel pipes, which was sufficient to offset the effect of the 14.6% overall reduction in sales volumes of seamless steel pipes. The increase in the average net sales price for Tenaris’s seamless pipes, which was achieved despite declining global market prices for seamless price products and lower prices in the Argentine market, reflects higher U.S. dollar market prices in Europe and the fact that Tenaris sold a higher proportion of pipes with significant value added in terms of heat treatment, finishing and services. Sales of other steel products by Tenaris Global Services, amounting to US$129.3 million in 2002 and US$56.9 million in 2001 principally in Europe and North America, have ceased following the completion of the transfer of Tenaris Global Services to Tenaris. Sales of welded pipes include sales of metal structures made by Tenaris’s Brazilian welded pipe subsidiary in the amount of US$83.5 million in 2002 and US$70.5 million in 2001.

Operating Income

Operating income rose to US$471.9 million (14.7% of net sales) compared to US$441.6 million (13.9% of net sales) in 2001. Operating income plus depreciation and amortization rose to US$648.2 million (20.1% of net sales) compared to US$603.3 million (19.0% of net sales) in 2001. Margins on seamless pipe sales increased significantly (the gross margin rose to 36.6% from 33.4%), but the effect of this on overall margins was largely offset by a higher proportion of low-margin energy (gross margin of 5.6%) and other steel products sales in the composition of overall net sales.

The improved gross margin on seamless pipe sales, achieved despite the 14.6% decline in sales volume, is explained principally by the reduced cost of sales at Tenaris’s Argentine operations, reflecting the effects of the substantial devaluation of the Argentine peso on those costs denominated in Argentine pesos, the effects of which were offset only in part by concurrent inflation over the period, partially offset by higher cost of sales at Tenaris’s Mexican operations explained by higher energy and raw material costs and higher cost of sales at Tenaris’s Italian operations explained by the appreciation of the Euro against the U.S. dollar. In addition, as noted above, Tenaris sold a higher proportion of pipes with significant value added in terms of heat treatment, finishing and services which allowed it to increase average per ton price levels for its seamless pipes despite declining overall market prices.

Selling, general and administrative expenses, or SG&A, increased significantly to US$568.1 million, or 17.6% of net sales, compared to US$502.7 million, or 15.8% of net sales, during 2001. This increase resulted primarily from increased selling expenses at Tenaris’s welded operations in Brazil (US$55.1 million), which reflected higher export sales, changes in selling conditions and a contractual claim, the impact of new export and financial transaction taxes and other non-income related taxes in Argentina (US$28.3 million) and additional selling expenses associated with increased supply of value-added services to customers which more than offset a reduction in general and administration expenses in Tenaris’s Argentine operations following the substantial devaluation of the Argentine peso.

Other operating income and expenses showed a net loss of US$10.8 million, compared to a net loss of US$64.4 million during 2001. Other operating income amounted to US$15.6 million resulting from insurance reimbursements, gains on government securities and proceeds from the sale of warehouses. Other operating expenses include an increase of US$18.9 million in the provision established in respect of the BHP proceedings (the total provision now stands at US$66.6 million of which US$22.5 million has already been used).

Net Income

Net income of US$94.3 million compares to US$81.3 million in 2001. Net income before deduction of minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer increased to US$193.8 million from US$135.8 million in 2001. In 2001, Tenaris’s net income as reported was negatively affected by a deferred tax charge of US$109.9 million due to the effect of the devaluation of the Argentine peso on the tax bases of the non-monetary assets of Tenaris’s subsidiaries in Argentina. In 2002, Tenaris’s net income as reported was negatively affected by a further deferred tax charge of US$25.3 million for the same concept and a tax charge of US$79.4 million, partially deferred, resulting from exchange rate gains on monetary assets held in foreign currency recorded by its Argentine subsidiaries following the devaluation of the Argentine peso (the Argentine tax authorities have not permitted the application of inflation-adjustment for fiscal purposes), partially offset by a recovery of tax in the amount of US$36.8 million at its principal Mexican subsidiary.

Financial results showed a net financial loss of US$20.6 million, compared to a net loss of US$25.6 million in 2001. This improvement was mainly attributable to reduced net interest expenses of US$20.3 million, compared to US$41.1 million in 2001, as a result of lower net debt.

Tenaris’s share in the results of associated companies generated a loss of US$6.8 million, compared to a loss of US$41.3 million in 2001. This decreased loss was attributable to lower losses associated with Tenaris’s investment in Amazonia (US$7.7 million, compared to US$31.3 million in 2001). In addition, in 2001 Tenaris disposed of its interests in Siderar and DMV Stainless, which had generated losses of US$9.8 million in 2001.

Tenaris recorded an income tax provision of US$244.6 million, compared to an income tax provision of US$218.8 million in 2001. As noted above, the recorded tax provisions in 2002 and 2001 have been affected by tax charges relating to the effect of the devaluation of the Argentine peso. If the aforementioned charges were excluded from the calculation of the income tax provision, it would have been US$139.9 million in 2002, compared to US$109.0 million in 2001.

Cash Flow and Liquidity

Tenaris’s cash and cash equivalents increased by US$90.7 million to US$304.5 million from US$213.8 million at December 31, 2001. In addition, Tenaris had investments of US$135.8 million in trust funds established to support its Argentine and Brazilian operations.

Net cash provided by operations was US$461.4 million. Working capital increased by US$124.3 million reflecting an increase in trade and other receivables (US$156.2 million) and decreases in inventories (US$46.1 million), advances from customers (US$32.3 million) and trade payables (US$28.9 million).

Net cash used in investment activities was US$180.6 million. This includes investments of US$124.6 million in property, plant and equipment, US$23.0 million in intangible assets and proceeds of US$14.4 million from sales of property, plant and equipment. Net capital expenditure (inclusive of investment in intangible assets) of US$133.2 million compares with net capital expenditure of US$182.9 million in 2001. It also includes investments of US$32.3 million in trust funds established to support its Argentine and Brazilian operations and US$14.8 million in costs relating to the Exchange Offer.

Net cash used in financing activities was US$184.4 million. This includes net repayment of bank and financial loans of US$103.6 million and dividend payments of US$80.8 million.

Recent Events

The board of directors, in a meeting today, decided to propose to the vote of the General Shareholders Assembly, to be held on May 28, 2003, the approval of a dividend payment of US$115.0 million, or US$0.10 per share (US$0.99 per ADS).

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.

With manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.

Consolidated Combined Income Statement

	Year ended December 31,

(All amounts in US$ thousands)	2002	2001	2000
Net sales	3,219,384	3,174,299	2,361,319
Cost of sales	(2,168,594)	(2,165,568)	(1,692,412)

Gross profit	1,050,790	1,008,731	668,907
Selling, general and administrative expenses	(568,149)	(502,747)	(433,617)
Other operating income	15,589	585	11,690
Other operating expenses	(26,353)	(64,937)	(5,813)

Operating income	471,877	441,632	241,167
Financial income (expenses), net	(11,145)	(18,417)	(39,550)
Other exchange rate differences	(9,452)	(7,178)	(8,373)

Income before income tax and equity in earnings (losses) of associated companies	451,280	416,037	193,244
Equity in (losses) of associated companies	(6,802)	(41,296)	(3,827)

Income before income tax and minority interest	444,478	374,741	189,417
Recovery of income tax	36,783	—	—
Income tax	(219,288)	(108,956)	(63,299)
Effect of currency translation on tax base	(25,266)	(109,882)	(2,011)

Net income before minority interest	236,707	155,903	124,107
Minority interest (1)	(42,881)	(20,107)	(681)

Net income before other minority interest	193,826	135,796	123,426
Other minority interest (2)	(99,522)	(54,450)	(46,720)

Net income	94,304	81,346	76,706

(1) Minority interest excluding minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer
(2) Minority interest attributable to participations in consolidated subsidiaries acquired in the Exchange Offer

Consolidated Combined Balance Sheet

	December 31, 2002		December 31, 2001

(All amounts in US$ thousands)

Assets
Non-current assets
Property, plant and equipment, net	1,934,237		1,971,318
Intangible assets, net	32,684		47,631
Investments in associated companies	14,327		27,983
Other investments	159,303		127,202
Deferred tax assets	49,412		24,187
Receivables	16,902	2,206,865	20,497	2,218,818

Current assets
Inventories	680,113		735,574
Receivables and prepayments	155,706		124,221
Trade receivables	670,226		545,527
Cash and cash equivalents	304,536	1,810,581	213,814	1,619,136

Total assets		4,017,446		3,837,954

Equity and Liabilities

Shareholders’ equity		1,694,054		875,401

Minority interest		186,783		918,981

Non-current liabilities
Borrowings	322,205		393,051
Deferred tax liabilities	320,753		262,963
Deferred tax - effect of currency translation on tax base	114,826		89,560
Employee liabilities	123,023		153,458
Provisions	33,874		38,080
Trade payables	18,650	933,331	21,547	958,659

Current liabilities
Borrowings	393,690		372,416
Current tax liabilities	161,704		60,150
Other liabilities	53,428		80,596
Provisions	73,953		78,297
Customers advances	37,085		69,440
Trade payables	483,418	1,203,278	424,014	1,084,913

Total liabilities		2,136,609		2,043,572

Total equity and liabilities		4,017,446		3,837,954

Consolidated Combined Statement of Cash Flows (selected)

	Year ended December 31,

(All amounts in US$ thousands)	2002	2001	2000

Net income	94,304	81,346	76,706
Depreciation and amortization	176,315	161,710	156,643
Tax accruals less payments	174,478	149,190	4,217
Minority interest	142,403	74,557	47,401
Equity in losses of associated companies	6,802	41,296	3,827
Interest accruals less payments	4,780	9,416	(3,413)
Net provisions	(13,361)	55,653	(9,960)
Change in working capital	(124,285)	(28,940)	(2,715)
Net cash provided by operations	461,436	544,228	274,195

Net cash used in investment activities	(180,606)	(284,340)	(263,762)

Dividends	(80,774)	(123,270)	(202,498)
Net borrowings	(103,602)	(14,751)	208,516
Net cash (used in) provided by financing activities	(184,376)	(138,021)	6,018

Increase in cash and cash equivalents	96,454	121,867	16,451

Cash at beginning of year	213,814	96,890	90,799
Effect of exchange rate differences on cash position	(5,732)	(4,943)	(10,360)

Cash at end of year	304,536	213,814	96,890